UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BEST BUY CO., INC.

(Exact name of registrant as specified in its charter)

Minnesota	1-9595	41-0907483
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7601 Penn Avenue South
Richfield, Minnesota	55423
(Address of principal executive offices)	(Zip Code)

Todd G. Hartman

(612) 291-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

Best Buy Co., Inc. has issued a Conflict Minerals Disclosure for the period from January 1, 2018 to December 31, 2018. A copy of the Conflict Minerals Disclosure is filed  herewith as Exhibit 1.01 and is available at www.investors.bestbuy.com under the "SEC Filings" link.

Item 1.02Exhibit

A copy of the Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following Exhibit 1.01 is filed as part of this Specialized Disclosure Report on Form SD.

Exhibit No.	Description of Exhibit
1.01	Conflict Minerals Report for the reporting period January 1, 2018 to December 31, 2018 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEST BUY CO., INC.
(Registrant)

Date: May 31, 2019	By:	/s/ TODD G. HARTMAN
Todd G. Hartman
Executive Vice President, General Counsel, Chief Risk & Compliance Officer and Secretary